UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                        (Amendment No. ______2____)*

                         Monterey Bay Bancorp, Inc.
                        _____________________________
                              (Name of Issuer)

                        Common Stock, $.01 par value
                    _____________________________________
                       (Title of Class of Securities)

                                  61239H107
                               ______________
                               (CUSIP Number)


                Miss Joan Kane, 430 Park Avenue, Suite 1800,
          _____________________________________________________
                   New York, New York 10022 (212) 319-0881
                ____________________________________________
        (Name, Address and Telephone Number of Person Authorize
                     Receive Notices and Communications)

                                July 1, 1996
                          ________________________
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 2 OF 6


                                SCHEDULE 13D


CUSIP No.      61239H107


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Josiah T. Austin  S.S.N. ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)__X__
                                                        (b)_____

3    SEC USE ONLY

4    SOURCE OF FUNDS*

           PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                      ____


6    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States


                        SOLE VOTING POWER
       NUMBER OF    7    0
         SHARES
      BENEFICIALLY      SHARED VOTING POWER
        OWNED BY    8   324,464
          EACH
       REPORTING    9   SOLE DISPOSITIVE POWER
         PERSON          0
          WITH
                    10   SHARED DISPOSITIVE POWER
                         324,464

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           324,464

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES*                                            __X__

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.5%

14   TYPE OF REPORTING PERSON*
           IN

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 3 OF 6

                          SCHEDULE 13D


CUSIP No.      61239H107


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Valer C. Austin  S.S.N. ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)__X__
                                                         (b)_____

3    SEC USE ONLY

4    SOURCE OF FUNDS*

           PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                    ___

6    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States


                         SOLE VOTING POWER
       NUMBER OF    7    0
         SHARES
      BENEFICIALLY       SHARED VOTING POWER
        OWNED BY    8    324,464
          EACH
       REPORTING    9    SOLE DISPOSITIVE POWER
         PERSON          0
          WITH
                   10   SHARED DISPOSITIVE POWER
                         324,464

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           324,464

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES*                                         _X_

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.5%

14   TYPE OF REPORTING PERSON*
           IN

       4 of 6

     This statement constitutes Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 26, 1996 (the "Initial Schedule 13D") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Monterey Bay Bancorp Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 36 Brennan Street, Watsonville, California 95076.

     This statement is being filed on behalf of Josiah T. and Valer C. Austin to amend Item 5.

     Other than as set forth herein, there has been no change in the information set forth in any of the Items to the Initial Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     The Company's most recent Proxy Statement reported 3,414,063 shares issued and outstanding as of April 8, 1996.

                    (a) Mr. and Mrs. Austin are each the beneficial owners of 324,464 shares (9.5%) of the Common Stock. Of these shares, 30,000 shares are held in the name of Mr. Austin, 92,488 shares are held in the name of the Josiah Austin Trust I, a trust of which Mrs. Austin is the trustee and Mr. Austin and his children are beneficiaries, 111,788 shares are held in the name of Mrs. Austin, 79,188 shares are held in the name of the Valer C. Austin Trust I, a trust of which Mr. Austin is the trustee and Mrs. Austin and her children are beneficiaries, 1,000 shares are held in the name of the Austin-Clark Family Irrevocable Life Insurance Trust (the "Family Trust"), a trust of which Mr. Austin is the trustee, 2,000 shares are held in the name of the Albert H. Gordon, II Trust, a trust of which Mr. Austin is the trustee, 2,000 shares are held in the name of the Valerie A. Gordon Trust, a trust of which Mr. Austin is the trustee, 3,000 shares are held in the name of the Christina E. Lowrey Trust, a trust of which Mr. Austin is the trustee, and 3,000 shares are held in the name of the Matthew
A. Lowrey Trust, a trust of which Mr. Austin is the trustee. The reported number of shares does not include 9,000 shares held by the Clark Family Foundation Inc. (the "Foundation"), as to which shares neither Mr. nor Mrs. Austin has the power to vote nor the power to dispose. Mr. and Mrs. Austin disclaim beneficial ownership of all shares held by the Foundation.

                    Mr. Austin is the beneficial owner of shares held by the Albert H. Gordon, II Trust, the Valerie A. Gordon Trust, the Christina E. Lowrey Trust and the Matthew A. Lowrey Trust by virtue of his appointment as trustee of these trusts in April 1995.

                    (b) Mr. and Mrs. Austin share the power to vote and dispose of all shares reported in this statement.

                    (c)  Since the filing of Amendment No. 1 to this
Schedule 13D, Mr. and Mrs. Austin purchased in their own names shares of Common Stock as set forth below. All transactions were effected through brokerage firms and were purchased through the Nasdaq Stock Market. Prices do not include brokerage fees.

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 5 OF 6

                       Number        Price
           Date      of Shares     per Share
           ____      _________     _________
          5/2/96      30,000        $12.00
          7/1/96      25,000        $12.00
          7/2/96      10,000        $12.00


                    (d) No person other than Mr. and Mrs. Austin and the trusts identified above (and, upon termination of the trusts, their beneficiaries) has any right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock beneficially owned by Mr. and Mrs. Austin.

                    (e)  Not applicable.

       6 of 6


                                  Signature


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


July 3, 1996                             *
_____________                ____________________________________
    Date                            Valer C. Austin


                                         *
                             ____________________________________
                                   Josiah  T. Austin

                               /s/ Joan Kane
                      *By:  _____________________________________
                               Joan Kane
                               Attorney-in-fact